Free Writing Prospectus (To the Prospectus dated March 31, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-158319 June 29, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 29, 2009

ZIONS BANCORPORATION

(Exact Name of Registrant as Specified in its Charter)

Utah	001-12307	87-0227400
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One South Main, 15th Floor, Salt Lake City, Utah	84133
(Address of Principal Executive Office)	(Zip Code)

(801) 524-4787

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ZIONS BANCORPORATION HAS FILED A REGISTRATION STATEMENT (REGISTRATION STATEMENT
NO. 333-158319, INCLUDING A PROSPECTUS) WITH THE SEC FOR OUR COMMON STOCK OFFERING. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS DATED MARCH 31, 2009 CONTAINED IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT DATED JUNE 1, 2009 AND OTHER DOCUMENTS ZIONS BANCORPORATION HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT ZIONS BANCORPORATION AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS AND OTHER DOCUMENTS ZIONS BANCORPORATION HAS FILED FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, ZIONS BANCORPORATION, ANY UNDERWRITER OR DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND OTHER DOCUMENTS ZIONS BANCORPORATION HAS FILED WITH THE SEC IF YOU REQUEST IT BY CALLING TOLL FREE (866) 471–2526.

ITEM 7.01.	REGULATION FD DISCLOSURE

On June 1, 2009, Zions Bancorporation (the “Company”) announced several actions to augment the Company’s tangible common equity position, and conducted a conference call using a presentation to explain and discuss them. These actions included:

(1)	Commencement of a common equity distribution program pursuant to which the Company may offer and sell through or to Goldman, Sachs & Co. (“Goldman Sachs”), from time to time, shares (“Shares”) of the Company’s common stock, without par value (the “Common Stock”), with an aggregate sales price of up to $250 million, with an expectation that the full amount would be sold over a period of two to three quarters;

(2)

Commencement of a tender offer for up to 4,000,000 depositary shares each representing a 1/40th ownership interest in a share of its Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) at a price not less than $10.00 nor greater than $11.50 for each validly tendered and accepted depositary share (each depositary share representing $25 liquidation preference of a share of Series A Preferred Stock) (the “Tender Offer”), with the clearing price to be determined by a modified “Dutch auction” pricing mechanism. The estimated contribution to common equity from the Tender Offer included in the Company’s June 1 estimates (the “June 1 estimates”) was up to $50 million;

(3)

A proposal to modify the Company’s $1.4 billion of outstanding subordinated debt to add a right to convert each $1,000 principal amount of such debt into 40 depositary shares each representing a 1/40th ownership interest in a share of either, at the option of the holder, the Series A Preferred Stock or the Company’s 9.50% Series C Non-Cumulative Perpetual Preferred Stock, and commencement of an offer to exchange any such debt into a corresponding series of subordinated debt that would not receive the conversion feature (the “Exchange Offer”). The estimated contribution to common equity from the debt modification included in the June 1 estimates was approximately $218 million;

(4)	The subordinated debt modification also was expected to result in the recognition of deferred gains on terminated swaps. The estimated contribution to common equity from the termination of swaps included in the June 1 estimates was approximately $110 million.

The Tender Offer and the Exchange Offer each expired at 11:59 P.M., New York City time, on Friday, June 26, 2009. The Company does not provide quarterly estimated results of operations and is filing this Current Report on Form 8-K (the “8-K”) solely to report the results of the Tender Offer and the Exchange Offer, and number of Shares sold pursuant to the equity distribution program, and to explain and update the purpose for these activities and their expected contributions to common equity. This 8-K does not purport to update for any other events or occurrences during the second quarter of 2009 or their impact on the Company’s results of operations or financial condition as of or for the second quarter of 2009. No such update will be provided until the Company announces its final results and quarter-end capital levels and ratios in its earnings release for the second quarter of 2009, which is expected to take place on July 20, 2009.

(1)	Through June 26, the Company had issued 8.553 million common shares under the distribution program at an average price per share of $13.92. Net of commissions, this would result in a contribution to common equity of $116.6 million. The Company expects that it will raise a total of $120-125 million by June 30 (net of commissions), which is in line with the June 1 estimates, and continues to expect to issue the full $250 million over the original estimated two to three quarters;

(2)	A total of 4,020,435 depositary shares were validly tendered in the Tender Offer. The Company anticipates purchasing all such shares validly tendered at a clearing price of $11.50 per share, with the purchase price to be funded from sales of Shares pursuant to the equity distribution program. This would result in a contribution to common equity of $54.3 million, which is $4.3 million greater than the $50 million in the June 1 estimates;

(3)	An aggregate principal amount of $230,135,000, or 16.44%, of the Company’s outstanding subordinated debt was tendered in the Exchange Offer to receive new subordinated debt without the conversion feature, and the Company anticipates accepting all such debt validly tendered. The percentage choosing to exchange in the Exchange Offer is slightly lower than used in the June 1 estimates, which would result in a slightly larger contribution to common equity than contemplated by the June 1 estimates; the exact amount of the contribution to common equity is subject to a number of estimates and calculations that have not yet been completed;

(4)	The gain recognition resulting from the termination of swaps will be largely in line with that included in the June 1 estimates.

This 8-K does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock. The Registration Statement relating to the Common Stock issuable pursuant to the equity distribution program has been filed with the Securities and Exchange Commission (the “Commission”) and is effective. Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Goldman Sachs, Attention: Prospectus Department, 85 Broad Street, New York, New York 10004, telephone: (866) 471–2526, facsimile: (212) 902–9316 or by emailing prospectus–ny@ny.email.gs.com or by visiting EDGAR on the Commission’s website at www.sec.gov.

Goldman Sachs also acted as exclusive dealer manager with respect to the Tender Offer.

The Company retained J.P. Morgan Securities Inc. (“J.P. Morgan”) as its exclusive financial advisor in connection with the Exchange Offer. J.P. Morgan was paid customary fees for its services and the Company has agreed to indemnify it for certain liabilities. J.P. Morgan’s compensation was in no way contingent on the results or the success of the Exchange Offer. J.P. Morgan was not retained to, and did not, solicit acceptances of the Exchange Offer or make any recommendations with respect thereto.

Forward Looking Information

This 8-K contains statements that constitute forward-looking information. Actual facts, determinations, results or achievements may differ materially from the statements provided in this 8-K since such statements involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions; economic, market and business conditions, either nationally or locally in areas in which the Company conducts its operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; changes in debt, equity and securities markets; adverse legislation or regulatory changes; and other factors described under the caption “Risk Factors” in the Company’s Prospectus Supplement filed with the Commission on June 1, 2009 and described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. In addition, the statements contained in this 8-K are based on facts and circumstances as understood by management of the company on the date of this 8-K, which may change in the future. The Company disclaims any obligation to update any statements or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events, developments, determinations or understandings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zions Bancorporation

Date: June 29, 2009	By:	/s/ Doyle L. Arnold
Doyle L. Arnold Vice Chairman and Chief Financial Officer